Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2024

Financial Highlights

For the three months ended December 31, 2024 (“Q4 2024”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $91.3 million (including insurance proceeds of $5.9 million), operating income of $34.7 million and net income of $23.3 million.
●	Generated Adjusted EBITDA[1] of $63.1 million.
●	Reported $90.4 million in available liquidity at December 31, 2024, which was comprised of cash and cash equivalents of $66.9 million and undrawn revolving credit facility capacity of $23.5 million.

Other Partnership Highlights and Events

●	Fleet operated with 98.3% utilization for scheduled operations in Q4 2024.
●	On January 8, 2025, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q4 2024, which was paid on February 6, 2025, to all common unitholders of record on January 27, 2025. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q4 2024 in an aggregate amount of $1.7 million.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On October 1, 2024, the Ingrid Knutsen began operating under a time charter with Eni for a fixed period of two years plus two charterer’s options each of one year.
●	On October 14, 2024, a time charter for the Hilda Knutsen was executed with an oil major, which is due to commence later in March 2025 for a fixed period of one year.
●	On December 2, 2024, the Torill Knutsen began operating under a time charter with Eni for a fixed period of three years plus three charterer’s options each of one year.
●	On December 3, 2024, Repsol exercised its option to extend the time charter of Carmen Knutsen for one year, which extension period commenced on January 2025.
●	In January 2025, the final insurance claim payment was received in respect of repair work and loss of hire for the Torill Knutsen, which had arisen from the breakage of a generator rotor in January 2024.
●	On January 21, 2025, Petrorio exercised its option to extend the contract of the Brasil Knutsen for two periods of 30 days from May 1, 2025. Redelivery will be July 1, 2025. The vessel will commence on a new time charter with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two further one-year periods.
●	On January 24, 2025, Shell exercised its option to switch from time charter on the Vigdis Knutsen to a bareboat charter. This change will take effect during or after July 2025. At the same time, the fixed duration of this charter was extended from 2027 to 2030, with an option for the charterer to extend the charter by two years.
●	On March 3, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS (“KST”), acquired from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen (the “Live Knutsen Acquisition”). Simultaneously, KST sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to Knutsen NYK. This effected a swap of these two vessels, the terms of which were set out in our press release of February 27, 2025.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q4 2024, marked by safe operation at 98.3% fleet utilization from scheduled operations, consistent revenue and operating income generation, and material progress in securing additional charter coverage for our fleet.

Starting from the date of the Live Knutsen Acquisition and including those contracts signed since December 31, 2024, we have now secured over 94% of charter coverage for the remainder of 2025, and approximately 75% for 2026. Having executed a number of new contracts and extensions over the last year, we have established good momentum in a strengthening market and remain focused on strengthening and extending our fleetwide charter coverage.

In Brazil, the main offshore oil market where we operate, the outlook is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’ continued high production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is tightening materially. Our secondary geography, in the North Sea, is taking longer to re-balance, but we welcome the news of the new Penguins FPSO having commenced production earlier this year and look forward to the long-anticipated start of production from the Johan Castberg FPSO.

We continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth throughout the coming years, driven most notably by the aggressive expansion of Brazilian deepwater production capacity, particularly as increasing numbers of shuttle tankers reach or exceed typical retirement age. We are aware of newbuild shuttle tanker orders, including five for Knutsen NYK, all of which are scheduled for delivery over 2025-2028. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. Particularly when considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new orders into late 2027 or thereafter, we anticipate that these newbuild deliveries will be readily absorbed by the expanding market for shuttle tankers.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cashflows from long-term employment with high-quality counterparties, both through continued chartering and through the consummation of accretive dropdown transactions. We are confident that continued operational performance and the successful execution of our strategy in an improving market environment can increase our cashflow generation, strengthen our forward visibility, and create sustainable unitholder value in the quarters and years ahead.”

Financial Results Overview

Results for Q4 2024 (compared to those for the three months ended September 30, 2024 (“Q3 2024”)) included:

●	Revenues of $91.3 million in Q4 2024 ($76.3 million in Q3 2024), with the increase due to higher charter revenues and insurance proceeds of $5.9 million.
●	Vessel operating expenses of $26.2 million in Q4 2024 ($29.5 million in Q3 2024), with the decrease primarily due to one-off costs which had arisen in Q3 2024 following redelivery of the Dan Sabia.
●	Depreciation of $28.4 million in Q4 2024 ($27.9 million in Q3 2024).
●	General and administrative expenses of $1.5 million in Q4 2024 ($1.5 million in Q3 2024).
●	Operating income consequently of $34.7 million in Q4 2024 ($17.2 million in Q3 2024).
●	Interest expense of $16.2 million in Q4 2024 ($16.9 million in Q3 2024).
●	Realized and unrealized gain on derivative instruments of $4.6 million in Q4 2024 (loss of $4.6 million in Q3 2024), including unrealized gain (i.e. non-cash) elements of $0.9 million in Q4 2024 (unrealized loss of $8.3 million in Q3 2024).
●	Net income consequently of $23.3 million in Q4 2024 (net loss of $3.8 million in Q3 2024).

By comparison with the three months ended December 31, 2023 (“Q4 2023”), results for Q4 2024 included:

●	an increase of $16.6 million in operating income (to $34.7 million in Q4 2024 from operating income of $18.1 million in Q4 2023), driven primarily by higher utilization of the fleet, greater charter revenues and insurance proceeds. The Torill Knutsen and the Ingrid Knutsen were offhire for 23 days and 33 days respectively in Q4 2023 due to their scheduled drydockings.
●	a decrease of $10.9 million in finance expense (to finance expense of $11.4 million in Q4 2024 from finance expense of $22.3 million in Q4 2023), due primarily to an unrealized gain on derivative instruments in Q4 2024 compared to an unrealized loss in Q4 2023.
●	an increase of $28.6 million in net income (to a net income of $23.3 million in Q4 2024 from net loss of $5.3 million in Q4 2023).

Financing and Liquidity

As of December 31, 2024, the Partnership had $90.4 million in available liquidity, which was comprised of cash and cash equivalents of $66.9 million and $23.5 million of capacity under its revolving credit facilities. The Partnership’s revolving credit facilities mature between August 2025 and November 2025.

The Partnership’s total interest-bearing obligations outstanding as of December 31, 2024 were $909.7 million ($904.7 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q4 2024 was approximately 2.25% over SOFR. These obligations are repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2025	$14,399	$81,257	$163,083	$258,739
2026	15,060	64,272	219,521	298,853
2027	15,751	31,525	93,598	140,874
2028	16,520	13,241	78,824	108,585
2029	17,232	—	—	17,232
2030 and thereafter	85,370	—	—	85,370
Total	$164,332	$190,295	$555,026	$909,653

As of December 31, 2024, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $417.9 million, to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2024, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 1.81% under its interest rate swap agreements, which have an average maturity of approximately 0.98 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2024, the Partnership’s net exposure to floating interest rate fluctuations was approximately $260.6 million based on total interest-bearing contractual obligations of $909.7 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $164.3 million, less interest rate swaps of $417.9 million, and less cash and cash equivalents of $66.9 million.

On October 14, 2021, KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen, as borrower, entered into an $89.6 million term loan facility with SMBC Bank EU AG and others (the “Live Facility”). The Live Facility became one of the Partnership’s debt obligations upon closing of the Live Knutsen Acquisition on March 3, 2025. The Live Facility is repayable in quarterly installments with a final payment due at maturity of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01%. In connection with the Live Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Live Knutsen. The facility matures in October 2026.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

While the Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution, there can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter by up to a further five years.

2.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.
3.	In August 2022, Sindre Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
4.	In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.
5.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.
6.	In August 2024, Knutsen NYK entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.
7.	In October 2024, Hedda Knutsen was delivered to Knutsen NYK from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.

Outlook

As at December 31, 2024: (i) the Partnership had charters with an average remaining fixed duration of 2.4 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.8 years on average and (ii) the Partnership had $870 million of remaining contracted forward revenue, excluding charterers’ options and charters agreed or signed after that date. Taking into account the Live Knutsen Acquisition, at December 31, 2024, the eighteen vessels, which comprise the Partnership’s fleet as of the date of this Earnings Release, had an average age of 9.6 years

The market for shuttle tankers in Brazil, where thirteen of our vessels operated during Q4 2024, has continued to tighten, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel.

Shuttle tanker demand in the North Sea has remained subdued for some years, driven by the impact of COVID-19-related project delays. These conditions persisted into recent quarters, awaiting anticipated new oil production starts. Most notably, the long-anticipated Johan Castberg field in the Barents Sea is due to begin production shortly, and the new Penguins FPSO in the North Sea entered production recently.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, pursue accretive dropdown transactions supportive of long-term cashflow generation, and position itself to benefit from its market-leading role in an improving shuttle tanker market. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution.

The Partnership’s financial information for the year ended December 31, 2024 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s year end close procedure and further financial review. Actual results may differ as a result of the completion of the Partnership’s year end closing procedures, review adjustment and other developments that may arise between now and the time the audit for the year ended December 31, 2024 is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday March 20, 2025 at 9:30 AM (Eastern Time) to discuss the results for Q4 2024. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

●	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 060094.
●	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

March 19, 2025

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(U.S. Dollars in thousands)	2024	2024	2023	2024	2023
Operating revenues:
Time charter and bareboat revenues	$84,434	$75,682	$72,039	$306,915	$277,084
Voyage revenues (1)	438	124	—	3,628	8,849
Loss of hire insurance recoveries	5,892	—	505	5,970	2,840
Other income	491	486	485	2,086	1,943
Total revenues	91,255	76,292	73,029	318,599	290,716

Gain from disposal of vessel	—	703	—	703	—

Operating expenses:
Vessel operating expenses (2)	26,205	29,453	25,457	108,519	93,351
Voyage expenses and commission	430	951	306	3,600	5,536
Depreciation	28,425	27,902	27,594	111,817	110,902
Impairment (3)	—	—	—	16,384	49,649
General and administrative expenses	1,530	1,475	1,571	6,067	6,142
Total operating expenses	56,590	59,781	54,928	246,387	265,580
Operating income (loss)	34,665	17,214	18,101	72,915	25,136
Finance income (expense):
Interest income	1,055	857	992	3,636	3,468
Interest expense	(16,167)	(16,857)	(18,101)	(67,352)	(72,070)
Other finance expense	(87)	(179)	(176)	(358)	(589)
Realized and unrealized gain (loss) on derivative instruments (4)	4,560	(4,561)	(4,806)	6,798	5,369
Net gain (loss) on foreign currency transactions	(772)	28	(224)	(943)	(237)
Total finance income (expense)	(11,411)	(20,712)	(22,315)	(58,219)	(64,059)
Income (loss) before income taxes	23,254	(3,498)	(4,214)	14,696	(38,923)
Income tax benefit (expense)	(3)	(275)	(1,068)	(631)	4,595
Net income (loss)	$23,251	$(3,773)	$(5,282)	$14,065	$(34,328)
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	34,045	34,045	34,045
Class B units (5)	252	252	252	252	252
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023 and 2024.
(4)

Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(U.S. Dollars in thousands)	2024	2024	2023	2024	2023
Realized gain (loss):
Interest rate swap contracts	$3,698	$3,772	$4,141	$15,518	$14,648
Foreign exchange forward contracts	—	—	—	—	(79)
Total realized gain (loss):	3,698	3,772	4,141	15,518	14,569
Unrealized gain (loss):
Interest rate swap contracts	862	(8,333)	(8,947)	(8,720)	(9,200)
Total unrealized gain (loss):	862	(8,333)	(8,947)	(8,720)	(9,200)
Total realized and unrealized gain (loss) on derivative instruments:	$4,560	$(4,561)	$(4,806)	$6,798	$5,369

(5)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of December 31, 2024, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2024	At December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$66,933	$63,921
Amounts due from related parties	2,230	348
Inventories	3,304	3,696
Derivative assets	8,112	13,019
Other current assets	14,793	8,795
Total current assets	95,372	89,779

Long-term assets:
Vessels, net of accumulated depreciation	1,462,192	1,492,998
Right-of-use assets	1,269	2,126
Deferred tax assets	3,326	4,358
Derivative assets	5,189	7,229
Accrued income	4,817	—
Total Long-term assets	1,476,793	1,506,711
Total assets	$1,572,165	$1,596,490

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,766	$10,243
Accrued expenses	11,465	14,775
Current portion of long-term debt	256,659	98,960
Current lease liabilities	1,172	982
Income taxes payable	60	44
Current portion of contract liabilities	2,889	—
Prepaid charter	7,276	467
Amount due to related parties	1,835	2,106
Total current liabilities	287,122	127,577

Long-term liabilities:
Long-term debt	648,075	857,829
Lease liabilities	97	1,144
Contract liabilities	23,776	—
Deferred tax liabilities	91	127
Deferred revenues	1,869	2,336
Total long-term liabilities	673,908	861,436
Total liabilities	961,030	989,013
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 units issued and outstanding at December 31, 2024 and 2023, respectively	513,603	510,013
Class B unitholders: 252,405 units issued and outstanding at December 31, 2024 and 2023, respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at December 31, 2024 and 2023, respectively	9,353	9,285
Total partners’ capital	526,827	523,169
Total liabilities and equity	$1,572,165	$1,596,490

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended December 31, 2023 and 2024
Consolidated balance at September 30, 2023	$517,751	$3,871	$9,431	$—	$531,053	$84,308
Net income (loss)	(6,853)	—	(129)	—	(6,982)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308

Consolidated balance at September 30, 2024	$493,336	$3,871	$8,971	$—	$506,178	$84,308
Net income (loss)	21,152	—	399	—	21,551	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308

Year Ended December 31, 2023 and 2024
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(40,368)	—	(760)	—	(41,128)	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308

Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	7,131	—	134	—	7,265	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss) (1)	$14,065	$(34,328)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	111,817	110,902
Impairment	16,384	49,649
Amortization of contract intangibles / liabilities	(963)	(651)
Amortization of deferred revenue	(467)	(467)
Amortization of deferred debt issuance cost	2,221	2,503
Drydocking expenditure	(553)	(19,375)
Income tax (benefit)/expense	631	(4,595)
Income taxes paid	(41)	(665)
Unrealized loss on derivative instruments	8,720	9,200
Unrealized (gain) loss on foreign currency transactions	776	67
Gain from disposal of vessel	(703)	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(10,445)	1,650
Decrease (increase) in inventories	583	2,139
Decrease (increase) in other current assets	(4,371)	6,735
Decrease (increase) in accrued revenue	(4,817)	—
Increase (decrease) in trade accounts payable	(4,379)	5,867
Increase (decrease) in accrued expenses	(4,176)	4,125
Increase (decrease) prepaid charter	6,809	(1,504)
Increase (decrease) in amounts due to related parties	6,054	389
Net cash provided by operating activities	137,145	131,641

INVESTING ACTIVITIES
Additions to vessel and equipment	(945)	(2,779)
Proceeds from asset swap (net cash)	607	—
Net cash provided by (used in) investing activities	(338)	(2,779)

FINANCING ACTIVITIES
Proceeds from long-term debt	60,000	250,000
Repayment of long-term debt	(182,392)	(349,642)
Payment of debt issuance cost	(521)	(2,461)
Cash distributions	(10,407)	(10,407)
Net cash used in financing activities	(133,320)	(112,510)
Effect of exchange rate changes on cash	(475)	(10)
Net increase (decrease) in cash and cash equivalents	3,012	16,342
Cash and cash equivalents at the beginning of the period	63,921	47,579
Cash and cash equivalents at the end of the period	$66,933	$63,921

(1)	Included in net income (loss) is interest paid amounting to $65.7 million and $69.3 million for the year ended December 31, 2024 and 2023, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
(U.S. Dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$23,251	$(5,282)	$14,065	$(34,328)
Interest income	(1,055)	(992)	(3,636)	(3,468)
Interest expense	16,167	18,101	67,352	72,070
Depreciation	28,425	27,594	111,817	110,902
Impairment	—	—	16,384	49,649
Income tax expense	3	1,068	631	(4,595)
EBITDA	66,791	40,489	206,613	190,230
Other financial items (a)	(3,701)	5,206	(5,497)	(4,543)
Adjusted EBITDA	$63,090	$45,695	$201,116	$185,687

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;

●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;

●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2023 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.